UFOOD RESTAURANT GROUP, INC.

CODE OF ETHICS

BUSINESS INTEGRITY

UFood Restaurant Group, Inc. (the “Company”) must live by its core values, one of which is integrity. Having integrity means being honest, trustworthy and truthful. In short, it’s “doing the right thing” when conducting Company business. To act with integrity enhances the Company’s ability to achieve its vision and business objectives.

The Company is committed to the highest standards of business conduct in its relationships with employees, customers, suppliers and shareholders. This means conducting business in accordance with the spirit and letter of applicable laws and regulations.

This Code of Ethics (the "Code"), which applies to all of the Company’s employees including the Company’s principal executive officer, principal financial officer, and principal accounting officer or controller (individually, a “Covered Person” and collectively, the “Covered Persons”), provides a statement of certain fundamental principals and key policies and procedures that govern the conduct of the Company’s business.

The Code is designed to deter wrongdoing by the Company and Covered Persons and to promote:

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Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, including disclosure to the Audit Committee of the Board of Directors of the Company (the “Audit Committee”) of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

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Full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities Exchange Commission (the “SEC”), and in other public communications made by the Company;

❖	Compliance with applicable governmental laws, rules and regulations;

❖	The prompt internal reporting to the Audit Committee of violations of the Code; and

❖	Accountability for adherence to the Code.

Each Covered Person must follow the policies in the Code. Each Covered Person is responsible for demonstrating, by actions and words, a continuing personal commitment to do what the law and the Code require.

COMPLIANCE

It is the Company’s policy to prevent the occurrence of unethical or unlawful conduct in its business, to halt any such conduct promptly, and to discipline those who engage in such conduct, as well as individuals who fail to exercise appropriate supervision and oversight. To that end, Covered Persons are expected to behave in an ethical manner in all maters related to the Company’s business and are expected to use their best efforts to comply with all governmental laws, rules and regulations that apply to the Company’s business.

Noncompliance with the Code can have severe consequences for both the Company and the individuals involved. In addition to potentially damaging the Company’s reputation, trade and customer relations, and business opportunities, conduct that violates the Code may also violate applicable laws, rules or regulations. These violations can subject Covered Persons and the Company to civil liability and criminal prosecution. Covered Persons who violate the Code or applicable laws, rules or regulations also will be subject to discipline that could include termination of employment.

If a Covered Person becomes aware of a possible violation of an applicable law, rule or regulation, the Code or a related policy, he or she must promptly report that information to the Audit Committee. All reports will be treated confidentially to the extent possible and will be investigated. If there is any doubt as to a particular matter being a violation, it should be reported. There will be no retaliation for making reports in good faith.

CONFLICTS OF INTEREST

To maintain the highest degree of integrity in the conduct of the Company’s business and to maintain a Covered Person’s independent judgment, he or she must, except as otherwise approved by the Audit Committee, avoid any activity or personal interest that creates or appears to create a conflict between his or her interests and the interests of the Company. A conflict of interest arises any time a Covered Person has two or more duties or interests that are mutually incompatible and conflict with the proper and impartial fulfillment of his or her duties, responsibilities or obligations to the Company.

Conflicts of interest include a Covered Person making a significant investment that may affect his or her business decisions, owning a significant financial interest in or being employed by an organization that is in competition with the Company, or owning a significant financial interest in or being employed by any customer, supplier or other organization that does or seeks to do business with the Company. Covered Persons shall not enter into any of these transactions or activities without the prior approval of the Audit Committee.

In addition, Covered Persons must be sensitive to issues of security, confidentiality and conflicts of interest if their spouse or an immediate family member is a competitor or supplier of the Company, or is employed by a competitor or supplier. Neither the Company, nor any Covered Person acting on behalf of the Company, shall knowingly enter into any material transaction with any Covered Person, or an immediate family member of a Covered Person, or any material transaction with any entity in which a Covered Person, or an immediate family member of a Covered Person, has any material interest, directly or indirectly, without the prior approval of the Audit Committee. If a Covered Person has any doubts or questions about a possible conflict, he or she must discuss the matter with the Company’s General Counsel before taking any action.

INSIDER TRADING

Except as otherwise permitted by law (e.g., pursuant to a properly adopted plan that satisfies all of the requirements of SEC Rule 10b5-1), Covered Persons are prohibited from insider trading (buying or selling the Company’s securities when they are in the possession of material, nonpublic information) and tipping (passing such information on to someone who may buy or sell securities). This prohibition applies to the Company’s securities and the securities of other companies if Covered Persons learn material, nonpublic information about them in the course of performing their duties for the Company.

Information is considered material if (a) there is a substantial likelihood that a reasonable investor would find the information important in determining whether or not to trade in a security or (b) the information, if made public, would likely affect the market price of a company’s securities. Examples of material information include unannounced dividends, earnings, financial results, new or lost contracts or products, sales results, important personnel changes, business plans, possible mergers, acquisitions or divestitures or joint ventures, and important regulatory, judicial and legislative actions.

Information is considered nonpublic unless it has been adequately disclosed to the public, which means that the information must be publicly disclosed and adequate time must have passed for the securities markets to digest the information. Adequate disclosure includes public filings with securities regulatory authorities and the issuance of press releases, which may include meetings with members of the press and the public. A delay of two business days is generally considered a sufficient period for routine information to be absorbed by the market. A longer period of delay may be considered appropriate for more complex transactions.

Covered Persons may not disclose inside information to anyone, including other employees, unless the person receiving the information has a legitimate, business-related need to know. If an employee leaves the Company, he or she must maintain the confidentiality of that information until it has been adequately disclosed to the public. If there is any question as to whether information regarding the Company or any other company the Company has dealings with is material or has been adequately disclosed to the public, the General Counsel must be contacted.

ACCURACY AND COMPLETENESS OF DOCUMENTS AND RECORDS

All Covered Persons must follow the highest standards of accuracy and completeness in preparing any business document or record. The following principles must be observed:

❖	Covered Persons shall maintain complete, accurate and timely records and accounts to reflect all business transactions.

❖	Covered Persons shall not establish any unrecorded fund for any purpose without proper documentation.

❖	Covered Persons shall not make any false entry or misrepresentation in a business document or record.

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Covered Persons shall not make or authorize any payment on behalf of the Company with the intention or understanding that any part of such payment is for a purpose other than that described by the documents or records supporting the payment.

The Company may, from time to time, be called upon to submit certain documents and records to various governmental agencies for many purposes; for example, to support payment for goods and services provided, to obtain necessary licenses or to establish compliance with applicable legal requirements. All such submissions to governmental agencies must be prepared with the highest standards of accuracy and completeness. Inaccurate submissions to a governmental agency could subject the Company and any Covered Persons involved to civil liability or criminal prosecution.

ACCURACY AND COMPLETENESS OF SEC AND OTHER FILINGS

The Company is required to make periodic filings with the SEC and other government or regulatory agencies. All such filings must be prepared with the highest standards of accuracy and completeness. In preparing such filings, Covered Persons shall follow the Company’s accounting procedures, as well as all generally accepted accounting principles, standards, laws and regulations for accounting and financial reporting of transactions. Inaccurate filings to the SEC or any other government agency or organization could subject the Company and any Covered Persons involved to civil liability or criminal prosecution. In order to ensure that all such filings are prepared with the highest standards of accuracy and completeness:

Covered Persons shall maintain complete and accurate documents and records in accordance with the principles set forth above.

Covered Persons shall cause the Company to maintain disclosure controls and procedures and internal controls over financial reporting to ensure that financial and non-financial information required to be disclosed by the Company in reports filed with or submitted to the SEC are accurately and completely recorded, processed, summarized and reported in a timely manner.

Covered persons shall provide timely, candid forecasts and assessments to other members of management.

Covered persons shall not make any false entry or misrepresentation in a business document, record or report.

DOCUMENT RETENTION

The Company and each Covered Person shall comply with all laws and regulations relating to the preservation of records. Under no circumstances are records to be destroyed selectively or maintained outside the Company’s premises or designated storage facilities.

If the existence of a subpoena or impending government investigation is known or reported to a Covered Person, he or she must promptly report such information to the Audit Committee and the General Counsel. Covered Persons must retain all records that may be responsive to a subpoena or pertain to an investigation. Any questions regarding whether a record pertains to an investigation should be directed to the General Counsel.

REPORTING VIOLATIONS

If a Covered Person knows of or suspects a violation of applicable laws, rules or regulations, the Code or the Company’s related policies, he or she must immediately report that information to the Audit Committee. No Covered Person reporting a suspected violation will be subject to retaliation as a result of a good faith report.

INVESTIGATIONS OF VIOLATIONS

Reported violations will be promptly investigated. It is imperative that the Covered Person reporting the violation refrain from conducting a preliminary investigation of their own. Investigations of alleged violations may involve complex legal issues. Covered Persons who act on their own may compromise the integrity of an investigation and adversely affect both themselves and the Company.

DISCIPLINE FOR VIOLATIONS

The Company intends to use every reasonable effort to prevent the occurrence of conduct not in compliance with applicable laws, rules and regulations, the Code and its related policies and to halt any such conduct that may occur as soon as reasonably possible after its discovery. Covered Persons who violate the law, the Code and other policies and procedures may be subject to disciplinary action, up to and including discharge. In addition, disciplinary action, up to and including discharge, may be taken against any Covered Person who directs or approves infractions or has knowledge of them and does not move promptly to correct them in accordance with the Company’s policies.

AMENDMENT OR WAIVER

The Board may amend, or waive any provision of, the Code at any time; provided however that any such amendment or waiver shall promptly be disclosed as required by applicable SEC rules.

DISCLOSURE

A copy of the Code, including any amendments, shall be filed as an exhibit to the Company’s Annual Report on Form 10-K.

CODE OF ETHICS
CERTIFICATION OF OFFICER

I have read and I understand the Infocrossing, Inc. Code of Ethics (the “Code”). I agree to comply with the Code. If I have any questions regarding my compliance with the Code, I will seek advice and guidance as provided in the Code.

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